Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

June 13, 2022

Re: SatixFy Communications Ltd.

Draft Registration Statement on Form F-4

Submitted March 31, 2022

CIK No. 0001915403

Attention: Andri Carpenter, Jean Yu

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”, or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-4 submitted on March 31, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated April 29, 2022. An electronic version of the amended Draft Registration Statement (“Amendment No. 1”) has been confidentially submitted to the Commission through its EDGAR system together with this response letter. Amendment No. 1 to the Draft Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Draft Registration Statement on Form F-4

Summary, page 28

1.	Please highlight the material risks to public warrant holders of EDNCU, including those arising from differences between the private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow EDNCU to redeem public warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 23-24, 45 and 46 of Amendment No. 1 to the Draft Registration Statement.

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 39-40 and 115 of Amendment No. 1 to the Draft Registration Statement.

3.	Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 31 of Amendment No. 1 to the Draft Registration Statement to include a post-business combination organizational chart.

Subscription Agreements, page 30

4.	Please clearly disclose the closing conditions to the Subscription Agreement. Please clearly disclose whether PIPE investors are obligated to close if the Minimum Cash Condition or Aggregate Transaction Proceeds conditions are waived or modified.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 34 and 170 of Amendment No. 1 to the Draft Registration Statement.

Interests of EDNCU's Directors and Officers in the Business Combination, page 38

5.	Please revise to disclose the consideration paid by the Sponsor for the Price Adjustment Shares and disclose the approximate dollar value of such interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 31, 43, 96, 119 and 145 of Amendment No. 1 to the Draft Registration Statement. The Company respectfully informs the Staff that it expects to include the valuation of the Price Adjustment Shares in its subsequent amendment to the Draft Registration Statement, as a third-party valuation is in process and remains pending as of the date of this letter.

6.	Please revise to describe the consideration received by the Sponsor for the 1,430,000 Founder Shares that it no longer owns.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 22, 42, 96, 119 and 145 of Amendment No. 1 to the Draft Registration Statement.

7.	Please revise to quantify the aggregate dollar amount of loans extended for which the Sponsor and its affiliates are awaiting reimbursement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 22, 43, 97, 120 and 146 of Amendment No. 1 to the Draft Registration Statement.

8.	In your next amendment please fill in the various blanks as of the most recent practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 1 to the Draft Registration Statement.

9.	Please disclose the amount the Sponsor paid per share for the Founder Shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 1 to the Draft Registration Statement.

10.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 21, 42, 96, 118 and 144 of Amendment No. 1 to the Draft Registration Statement.

We rely on third parties for manufacturing of our chips and other satellite communications system components, page 48

11.	We note that a majority of your chips are supplied by a single foundry, GlobalFoundries. Please disclose any disruptions that you have experienced due to such reliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 54 of Amendment No. 1 to the Draft Registration Statement.

Proposal One - The Business Combination Proposal, page 113

12.	Please elaborate on the role of the financial advisors. Please clarify whether the financial advisors delivered any reports to the boards that were materially related to the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 128 of Amendment No. 1 to the Draft Registration Statement. The Company respectfully advises the Staff that such advisors did not deliver any reports materially related to the transaction to the Company’s and EDNCU’s respective boards that would be required to be furnished pursuant to Item 4(b) of Form F-4.

13.	We note that EDNCU’s amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law, neither the Sponsor nor any individual serving as a director or officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as EDNCU. Please address this potential conflict of interest and disclose whether it impacted EDNCU's search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 23, 44, 97, 120 and 146 of Amendment No. 1 to the Draft Registration Statement.

Unaudited Prospective Financial Information of SatixFy, page 127

14.	We note that SatixFy provided forecasts through 2026. Please provide an explanation for the basis of the projections beyond the third year. Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or the assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $374 million in 2026. Clearly describe the basis for such projections and the factors or contingencies that would affect those projections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that due to developments that have occurred since the preparation of the financial forecasts in February 2022, and particularly since March 2022, management no longer views the assumptions based on which they were prepared, particularly in the near term, to be reasonably achievable. Accordingly, the Company has revised pages 137-142 of Amendment No. 1 to the Draft Registration Statement for the information requested by the Staff and the developments that led SatixFy’s management to change their outlook on the forecasts.

15.	We note your disclosure that the 2021E information contained in the presentation deck prepared for the PIPE Investors and certain accredited investors was previously filed with the SEC under Rule 425. We could not find the presentation deck that included 2021E information. Please advise.

Response: The Company respectfully directs the Staff to page 25 of the investor presentation filed by EDNCU pursuant to Rule 425 on March 8, 2022. SatixFy’s preliminary 2021 financial information was referred to therein as “2021A.” We referred to SatixFy’s preliminary 2021 results as “2021E” in the Draft Registration Statement because, at the time of its submission, the 2021 audit had not yet been finalized.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 132

16.	We note your disclosure that Cantor and Barclays are acting as joint placement agents to EDNCU and SatixFy in connection with the PIPE Financing and will receive fees and expense reimbursements customary for such transactions. Please disclose the fees payable to each of Cantor and Barclays in connection with the PIPE Financing. Please also disclose the aggregate fees that each advisor is entitled to receive in connection with the business combination and EDNCU IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in relevant sections of Amendment No. 1 to the Draft Registration Statement, including on pages 143, 226, F-65 and F-83 to include the fees payable to Cantor and Barclays.

17.	We note your disclosure that additional fees will be paid to the financial advisors depending on the amount of Proceeds involved in the Business Combination. Please disclose the threshold that would trigger any additional proceeds to the financial advisors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 143, 226, F-65 and F-83 of Amendment No. 1 to the Draft Registration Statement.

Satixfy's Business, page 204

18.	Please revise to include a breakdown of total revenues by geographic market and disclose what your key targeted markets are. Refer to Item 4.B.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 216 of Amendment No. 1 to the Draft Registration Statement to include the geographic breakdown of its revenues consistent with Note 21 to its audited consolidated financial statements. The Company respectfully advises the Staff that its target markets are not limited geographically, but are rather focused on leading global operators of LEO, MEO and GEO communication satellites and manufacturers and users of Aero/ IFC systems and satellite communications systems, as disclosed on pages 216-217 of the Draft Registration Statement. Accordingly, the geographic source of the Company's revenue depends on the source of orders and contracts for development services. For example, in 2021 the Company's revenues were derived mainly from customers in the United States and Canada, whereas in 2020 they were derived mainly from customers in the United Kingdom.

Market Trends and Uncertainties, page 220

19.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 52-54, 216 and 237-238 of Amendment No. 1 to the Draft Registration Statement regarding the mitigation measures that are available to the Company in the event that the supply chain difficulties persist. The Company respectfully informs the Staff, and has revised its disclosure in the Draft Registration Statement to state, that it has not taken direct action to mitigate its supply chain challenges at this time.

U.S. Federal Income Tax Considerations, page 254

20.	We note the disclosure that it is intended that the Business Combination qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 272-273 of Amendment No. 1 to the Draft Registration Statement.

Description of Satixfy Warrants, page 281

21.	We note your disclosure on page 286. Please add a risk factor relating to the exclusive forum provision contained in the warrant agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 90 of Amendment No. 1 to the Draft Registration Statement to include the suggested risk factor.

Satixfy Communications Ltd Financial Statements
Note 2 Significant Accounting Policies
A Basis of Preparation, page F-10

22.	Please provide two years of audited financial data. Refer to the guidance in section III B.1.c of the Accessing the U.S. Capital Markets — A Brief Overview for Foreign Private Issuers, which can be found at https://www.sec.gov/divisions/corpfin/internatl/foreign- private-issuers-overview.shtml#IIIB1c. Accordingly, please update your financial statements pursuant to Item 8.A.5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to the Draft Registration Statement to include its audited financial statements for the year ended December 31, 2021. The Company respectfully advises the Staff that it omitted audited financial statements for the year ended December 31, 2019 in the Draft Registration Statement based on Section 71003 of the Fixing America's Surface Transportation (FAST) Act. The Company is an emerging growth company and confirms that its reasonable belief, at the time of submission, that its 2019 annual financial statements would not be required to be included in its registration statement at the time of its public filing or commencement of the offering. The Company has not issued financial statements for any periods subsequent to December 31, 2021.

Note 8 Investment in Jet-Talk, page F-25

23.	We note that your company holds majority voting rights (51%) of Jet-Talk. Please explain in detail why equity accounting is appropriate and provide us with your analysis which supports your accounting treatment. Your response should include the relevant accounting guidance you relied upon, including your consideration of paragraphs 5-7 of IFRS 10 and the salient terms and conditions of the agreement which support your conclusion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has analyzed its investment in Jet Talk in accordance with IFRS and concluded that it is properly accounted for using the equity method under IAS 28.

Jet Talk Limited (“Jet Talk”) was incorporated in March 2018, pursuant to a shareholders’ agreement between the Company and ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), dated February 6, 2018 (the “JV Agreement”). STE is a subsidiary of Singapore Technologies Engineering Ltd, a Singapore-based, publicly traded engineering group operating in the aerospace, electronics, land systems and marine sectors. The Company and Jet Talk entered into an exclusive marketing right, master development and license agreement in May 2018 (the “Development Agreement”) and a marketing services agreement in July 2021 and effective as of January 1, 2020 (the “Services Agreement”). As disclosed in the Draft Registration Statement, Jet Talk was capitalized with a $20 million cash investment by STE and was granted an exclusive marketing license and a non-exclusive intellectual property license by the Company. Simultaneously, under the Development Agreement, the Company agreed to adapt its proprietary chip-based communications and antenna array technology for use in commercial aircraft (referred to as in-flight-connectivity or “IFC” terminals). The Company expects Jet Talk’s IFC terminals to be available for commercialization by the end of 2023. The JV Agreement provides for Jet Talk’s governance, including a five-seat board of directors, to which the Company is entitled to appoint three members, compared to STE’s two. However, the appointment of Jet Talk’s CEO, CFO, COO and CTO will require an affirmative vote of 75% of Jet Talk’s board (as long as each shareholder holds at least 25% of Jet Talk). In addition, raising of additional funds by Jet Talk requires an affirmative vote of 80% of Jet Talk’s board. Section 5.8 of and Schedule 2 to the JV Agreement provide that the written approval of each shareholder (so long as it owns at least a 25% interest in Jet Talk) is required for matters such as the amendment of Jet Talk’s organizational documents and modification of any agreements between Jet Talk and one of its shareholders that were outside of Jet Talk’s ordinary course of business. IFRS 10 provides that an entity has control over an investee only if all of the following conditions are met: (1) it has power over the investee; (2) it has exposure, or rights, to variable returns from its involvement with the investee; and (3) it has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company’s management concluded that, notwithstanding the Company’s 51% voting interest and control of Jet Talk’s board, the Company’s and board’s power over numerous Jet Talk activities was circumscribed. Accordingly, the Company’s majority voting interest and control of the board are insufficient to establish power over Jet Talk.

To reach this conclusion, the Company’s management identified the activities of Jet Talk most likely to significantly affect its returns, analyzed the Company’s contractual rights and course of dealing with STE regarding these relevant activities, and assessed the Company’s current role in directing Jet Talk’s relevant activities. Based on the JV Agreement and its two commercial agreements with Jet Talk, the Company identified three relevant activities of Jet Talk that are likely to affect its returns: (1) development, (2) sales and marketing and (3) financing.

First, development was deemed a relevant activity because Jet Talk requires a fully developed, ready-to-sell product in order to generate returns. The JV Agreement and Development Agreement both contemplate that the Company is to serve as Jet Talk’s principal development contractor in adapting the Company’s proprietary technology to the development of an IFC terminal for commercial aviation. While Jet Talk’s board has budget approval power, STE is currently Jet Talk’s sole source of financing and, due to the aforementioned supermajority requirement to obtain additional financing, no additional financing could be obtained without STE’s approval. Further, Jet Talk and the Company are contractually bound to the development of a single product and, as discussed above, according to Section 5.8 of and Schedule 2 of the JV Agreement, neither the Company nor Jet Talk’s board could alter Jet Talk’s organizational documents or its contractual agreements with the Company without STE’s written approval. The Company also notes that, while the Development Agreement does not require the Company to obtain STE’s approval of development milestones before proceeding to the next stage of development, the parties have developed a practice of doing so. Accordingly, the Company lacks the power to unilaterally direct Jet Talk’s development activities.

Second, sales and marketing was deemed a relevant activity, since Jet Talk must necessarily market and sell IFC terminals to generate returns. While the IFC terminals are not yet available for sale, their marketing has commenced. The Services Agreement requires the Company to provide certain marketing-related services to Jet Talk, including “product/marketing presentations, RFP responses, ongoing management updates, pre-sale and customer support, product specification, development support…[and] technical support and analysis for products and systems.” The nature of these services is mainly technical in nature and supportive of Jet Talk’s sales and marketing activities. The Company also respectfully notes that Jet Talk’s board meets only twice a year and is not actively involved in the ongoing marketing activities. As the Company’s other contractual arrangements with STE and Jet Talk are silent on control over sales and marketing, management looked for guidance to Section B18, Appendix B to IFRS 10, which provides:

“In some circumstances it may be difficult to determine whether an investor’s rights are sufficient to give it power over an investee. In such cases, to enable the assessment of power to be made, the investor shall consider evidence of whether it has the practical ability to direct the relevant activities unilaterally.”

As a practical matter, STE has exercised substantially greater influence than the Company over Jet Talk’s sales and marketing activity. Given its more extensive resources and its business ties in East Asia, STE has recently marketed Jet Talk’s IFC terminals to prospective customers and introduced Jet Talk’s CEO to prospective customers by leveraging the relationships of STE’s executives. The Company also notes that Jet Talk’s CEO plays a dominant role in marketing (especially in the East Asian market), and that the Company does not have the power to unilaterally appoint or replace the CEO. Based on this reality and the Company’s limited sales and marketing resources relative to STE’s, the Company’s management concluded that it currently lacks the resources and has no ability to direct the sales and marketing activity unilaterally, and therefore lacks power over this activity in accordance with IFRS 10.

Third, financing was deemed a relevant activity, since Jet Talk requires considerable financial resources to commercialize IFC terminals in the commercial aviation market and is not currently expected to yield positive cash flows until 2024. As described in the Draft Registration Statement, Jet Talk’s operations have to date been funded substantially in their entirety with the proceeds of STE’s $20 million investment. Section 10.1.1 of the JV Agreement requires the approval of at least 80% of the members of Jet Talk’s board of directors to obtain new financing, meaning that the Company is unable to direct Jet Talk’s financing activities without the consent of directors appointed by STE. As a practical matter, STE’s provision of the initial funding for Jet Talk, its substantially more considerable financial resources, and its veto rights over additional Jet Talk financing, testify to STE’s primary role in financing Jet Talk’s operations. In recognition of this reality, section 5.10.3 of the JV Agreement provides STE with the right to appoint its own finance resource to monitor and audit Jet Talk’s accounts on an ongoing basis to ensure they are in accordance with STE’s standards, practices and policies, while the Company does not have a similar right. Accordingly, the Company’s management concluded that it lacks power to direct Jet Talk’s financing.

Applying IFRS 10.B3, the Company also considered the purpose and design of the JV Agreement, and respectfully informs the Staff that in its negotiations with STE, the latter required veto rights on areas it had viewed as substantial so long is it remains a substantial (25% or more) shareholder. The Company believes that based on that purpose and the analysis above, STE enjoys substantive rights that negate the Company’s power over Jet Talk’s relevant activities and, therefore, the Company respectfully submits that it does not control Jet Talk and accounts for it appropriately using the equity method.

24.	We note from your disclosures on page 218 that Jet-Talk is one of your three largest customers and accounted for xx and 68% of your revenues in the years ended December 31, 2021 and 2020, respectively. Please explain why you believe it is appropriate to record the provision of development services to Jet-Talk as revenue rather than as an offset to research and development expenses on your statement of operations. As part of your response, please describe for us in detail the nature of the development services provided to Jet-Talk and whether you are entitled to or retain rights to any intellectual property arising from the development of the Aero/IFC satellite communications terminal for commercial aircraft contracts. Please include relevant authoritative guidance that you relied upon in determining your accounting treatment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it analyzed the accounting treatment of the development services it provided to Jet Talk under IFRS 15 and determined that they were properly recorded as revenue, rather than an offset to the Company’s research and development expenses.

The Company provides development services to Jet Talk pursuant to the Development Agreement. As discussed in the Company’s response to preceding comment 23, under the Development Agreement, the Company provides research and development (“R&D”) services focused on adapting the Company’s proprietary chip-based communications and antenna array technology to an IFC terminal suitable for commercial aviation use and meeting the agreed technical specifications. The R&D services are focused on the adaptation of the Company’s proprietary chipsets antennae for use in IFC terminals, but the underlying technology is separately being adapted by the Company to provide numerous other solutions to the satellite communications industry. In addition to the R&D services, the Development Agreement provides Jet Talk with an irrevocable, limited, non-royalty bearing, worldwide, sub-licensable and non-transferable license to the underlying intellectual property for the sole purpose of facilitating Jet Talk’s exclusive right to market IFC terminals to the commercial aviation market. Section 4 of the Development Agreement provides that the Company solely retains all proprietary rights to its intellectual property and that Jet Talk’s rights thereto are limited to the scope of its license.

IFRS 15.6, specifies that the revenue standard does not apply to contracts with entities that are not customers, including partners in certain collaboration arrangements. Accordingly, the Company’s management analyzed whether the services provided under the Development Agreement are better characterized as relating to asset development in a collaboration arrangement, rather than a contract with a customer within the scope of IFRS 15. In the absence of an IFRS definition of a collaborative arrangement, the Company considered by analogy U.S. GAAP guidance, particularly ASC 808 Collaborative Arrangements which defines a party to a collaborative arrangement by reference to two requirements: (a) they are active participants in the activity; and (b) they are exposed to significant risks and rewards dependent on the commercial success of the activity.

In applying the foregoing guidance, the Company made the following observations and conclusions:

(1)            The Company, as a service provider, is exposed to limited rewards that are not dependent on the success of the R&D services. While both the Company and STE stand to benefit in the future from the R&D services the Company provides today, these benefits are subject to additional risks and available to the parties in their capacity as equity investors in Jet Talk.

(2)            The Company’s risks arising from the commercial viability of the IFC terminals developed for Jet Talk are limited. The Company receives the agreed consideration for services performed regardless of the ultimate commercial success of the IFC terminals, and is not subject to any refund, repayment or clawback obligations.

(3)            As a general rule, under IAS 1.32, IFRS does not permit the offsetting of related assets and liabilities or income and expenses, unless required or permitted by an applicable IFRS Standard. The payments for the R&D services are not government grants within the meaning of IAS 20 and, accordingly, do not qualify for accounting as offsets to the Company’s R&D costs.

(4)            While the Company retains ownership of all of its intellectual property, including technological improvements made in the course of providing R&D services, Jet Talk receives a license that will enable it to obtain the exclusive benefits of the IFC terminals that are the result of the R&D services in the commercial aviation market. The R&D services are focused on adapting the Company’s existing proprietary technology to a specific product, and the terms of the license merely reflect that reality. Consequently, the Company is of the view that its R&D services are dedicated to developing an asset controlled by Jet Talk. Further, the Company’s contracts with other customers routinely require it to adapt its technology to a specific customer’s needs, and thus it views its R&D services under the Development Agreement an output of its ordinary activities.

Therefore, the Company concluded that Jet Talk is not a party to a collaboration arrangement but is, rather, a customer, and the services provided under the Development Agreement are within the scope of IFRS 15.

Audited Financial Statements of Endurance Acquisition Corp.
Note 7 - Warrant Liabilities, page F-57

25.	We note from disclosures on page F-59 that Endurance Acquisition Corp. accounted for its Public Warrants and Private Placement Warrants as liabilities in accordance with the guidance contained in ASC 815-40 because it does not control the occurrence of events, such as a tender offer or exchange that may trigger cash settlement of the warrants where not all of the shareholders also receive cash, the warrants do not meet the criteria for equity treatment thereunder, and as such, the warrants must be recorded as derivative liability. However, EDNCU's critical accounting policy for warrant liability on page 214 states EDNCU Private Warrants are accounted for as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment and EDNCU Public Warrants are treated as equity as they do not meet the definition of a warrant liability. Please revise your disclosures in the filing, where appropriate, to correct the inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 230 of Amendment No. 1 to the Draft Registration Statement.

Exhibits and Financial Statements Schedules, page II-1

26.	We note that the Company has entered into a joint venture agreement with ST Electronics (Satcom & Sensor Systems) Pte Ltd and two development agreements with Jet Talk Limited. Please file all material agreements related to Jet Talk as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed its joint venture agreement with Jet Talk with Amendment No. 1 to the Draft Registration Statement. The Company respectfully advises the Staff that it has concluded that the Development Agreement and Services Agreement entered into with Jet Talk are not required to be filed as exhibits to the registration statement under Regulation S-K Item 601(b)(10), as both are contracts that ordinarily accompany the kind of business conducted by the Company, the Company is not “substantially dependent” upon the contracts, as neither of the contracts contemplate selling to Jet Talk “the major part” of the Company’s products or services, and neither of the contracts relates to the procurement of goods, services or raw materials, or any license of or other right to intellectual property that is material to the Company.

27.	Please clarify if you have an agreement with the European Space Agency and, if so, file the agreement as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that its current contracts with the European Space Agency (the “ESA”) are not required to be filed under Item 19 of Form 20-F.

The Company has previously entered into agreements with the ESA concerning the provision of funding for R&D services, as described in Amendment No. 1 on page 62, and is now engaged under two such agreements. The Company’s two active agreements with the ESA pertain to the development of (i) a beam-hopping payload for OneWeb’s satellite constellation and (ii) a user terminal with advanced beamforming capabilities as part of the ESA’s “Sunrise” program. The Company’s current agreements with the ESA primarily provide for the provision of funding by the ESA pursuant to the ESA’s Advanced Research in Telecommunication Systems program for development of specific satellite communications technologies or products. In exchange for the funding, the Company must (a) grant to the ESA a free, worldwide license to the developed technologies for use in the ESA’s own programs and (b) agree to make any such developed technologies available for license to certain third parties, including companies in countries that comprise the ESA’s programs, at the ESA’s request on commercially reasonable terms. The terms of such agreements, other than certain terms related to the specific amounts of the funding, funding allocations, project plan and project and product specifications, are substantially comprised of the ESA’s “General Clauses and Conditions for ESA Contracts – ESA/REG/002”, the latest iteration of which is publicly available at the following web location: https://esastar-publication-ext.sso.esa.int/supportingDocumentation/details/10.

As described in Amendment No. 1, the Company is a technology company focused on the development of products and technologies across the satellite communications value chain. This is a specialized, high technology industry, with relatively few critical players, and where public entity grants, technology licenses and cooperation among industry participants, particularly with public entities, is common. The Company was one among several participating companies under most of its agreements with the ESA. The Company has also previously obtained similar grants or subsidized loans, for example from the Israeli Innovation Authority and its predecessor, the Office of the Chief Scientist. Accordingly, the Company considers its agreements with the ESA to have been entered in the ordinary course of business and to be agreements that ordinarily accompany the kind of business conducted by the Company within the meaning of Item 601(b)(10) of Regulation S-K.

The Company also considered the exceptions set forth in Item 601(b)(10)(ii) that would require a contract to be filed even if it generally accompanies the kind of business conducted by the registrant. The Company respectfully advises the Staff that its contracts with ESA do not fall within any of the four exceptions that would require the filing of an ordinary course contract. In particular, the Company is not “substantially dependent” upon the ESA contracts, as none of these contracts contemplate selling to ESA or at ESA’s direction “the major part” of the Company’s products or services, and none of them relates to the procurement of goods, services or raw materials, or any license of or other right to intellectual property that is material to the Company. While the ESA grants have supported and may continue to support the Company’s research and development activities, the Company could seek alternative development funding, including funding the research and development programs from its other working capital or equity and debt proceeds, as it has done in the past. Furthermore, the Company’s agreements with the ESA do not restrict its ability to sell or license the technologies or related products to third parties, so long as the Company does not discriminate in selling or licensing such technologies or products to companies in countries that comprise the relevant ESA programs.

For the foregoing reasons, the Company believes that its agreements with the ESA are not required to be filed under the applicable provisions of Item 601 of Regulation S-K.

General

28.	On page 47, you state that you are exposed to supply chain risk in light of the conflict between Russia and Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have:

▪	had to suspend the production, purchase, sale or maintenance of certain items;

▪	experienced higher costs due to constrained capacity or increased commodity prices;

▪	experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

▪	been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to the Draft Registration Statement, including on pages 53, 216 and 237-238. The Company respectfully advises the Staff that it has terminated its relationships, none of which were material, with Russia-based persons and entities and the conflict between Russia and Ukraine has, to date, not materially affected its financial condition or results of operations. As the Company does not have operations or customers in either Russia or Ukraine, it believes that any impact of the conflict on its business is likely to be indirect, and therefore impossible to quantify prospectively. Other than as disclosed on pages 53, 216 and 237-238 of Amendment No. 1 to the Draft Registration Statement, the Company does not believe that the Russia-Ukraine conflict is likely to have a material impact on its operations.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc: Yoav Leibovitch, Chief Financial Officer

Brian Wolfe

Davis Polk & Wardwell LLP

Larry P. Medvinsky

Morrison & Foerster LLP

Tomer Fromovich

Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited